UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TOWER BANCORP, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	25-1445946
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

112 Market Street, Harrisburg, Pennsylvania 17101

(Address of principal executive office)(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities registration statement to which this form relates:            N/A              (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

This Amendment No. 1 is being filed to update the description of Tower Bancorp, Inc.’s (“Tower’s” or “our”) common stock, no par value per share, which was previously set forth in Tower’s Form 8-A filed on April 2, 2009 (File No. 001-34277).

Item 1. Description of Registrant’s Securities to be Registered.

Authorized Shares

Our amended and restated articles of incorporation provide that we may issue up to fifty million (50,000,000) shares of common stock, without par value, and up to five hundred thousand (500,000) shares of preferred stock, without par value. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Our outstanding shares of common stock are fully paid and nonassessable.

Dividends

The holders of our common stock share ratably in dividends when and if declared by our board of directors from legally available funds. Declaration and payment of cash dividends depends upon cash dividend payments to Tower by Graystone Tower Bank, which is our primary source of revenue and cash flow. Tower Bancorp, Inc. is a legal entity separate and distinct from Graystone Tower Bank. Accordingly, the right of Tower Bancorp, Inc., and consequently the right of our creditors and shareholders, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Tower Bancorp, Inc. in its capacity as a creditor may be recognized.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote by common shareholders. Unless otherwise required by law or our articles of incorporation or the bylaws, when a quorum is present the affirmative vote of the shares present, in person or by proxy, and entitled to vote on the matter may take action. Amendment of our bylaws by holders of common stock requires the affirmative vote of holders of a majority of the outstanding common stock. Approval by holders of our common stock of a merger, consolidation, liquidation or dissolution or any action that would result in the sale or other disposition of all or substantially all of our assets, as well as the repeal or amendment of the provision in our articles of incorporation setting forth this voting requirement, requires the affirmative vote of holders of 66 2/3% of the outstanding shares of our common stock. Holders of common stock do not have cumulative voting rights with respect to the election of directors.

Directors

Following an amendment of our bylaws on July 27, 2010, our board of directors is no longer classified and the term of directors is one year, except that the term of any director serving immediately prior to the Annual Meeting of Shareholders in 2011 who was elected for a term scheduled to continue beyond the 2011 Annual Meeting shall hold office for the term for which the director was elected. Holders of common stock do not have cumulative voting rights with respect to the election of directors.

Pre-Emptive Rights, Redemption

Holders of our common stock do not have pre-emptive rights to acquire any additional shares of our common stock. Our common stock is not subject to redemption.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of our common stock will share ratably in any of our assets or funds that are available for distribution to our shareholders after satisfaction, or adequate provision is made for satisfaction, of our liabilities, and after payment of any liquidation preferences of any outstanding shares of our preferred stock.

Anti-Takeover Provisions

Our amended and restated articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of us. Among other things these provisions:

•	empower our board of directors, without shareholder approval, to issue shares of our preferred stock the terms of which, including voting power, are set by our board of directors;

•

require the affirmative vote of holders of 66 2/3% of the outstanding shares of common stock to approve any merger, consolidation, liquidation or dissolution or any action that would result in the sale or other disposition of all or substantially all of our assets, as well as to repeal or amend the provision in our articles of incorporation setting forth this voting requirement;

•	eliminate cumulative voting in the election of directors; and

•	require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders.

Item 2. Exhibits.

    None required.

SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned thereunto duly authorized.

TOWER BANCORP, INC.

Date: December 10, 2010	/s/ Andrew S. Samuel
Andrew S. Samuel, Chief Executive Officer

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